FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
July 25, 2001                                Vice President-Investor Relations
                                             214/978-2691
                                             guy.marcus@halliburton.com

                                             Wendy Hall
                                             Media Relations
                                             713-676-5227
                                             wendy.hall@halliburton.com


            HALLIBURTON NAMES FOSHEE EXECUTIVE VICE PRESIDENT AND CFO

     DALLAS, Texas -- Halliburton Company (NYSE:HAL) today announced that Douglas L. Foshee, 42, has been named the company's executive vice president and chief financial officer effective August 6, 2001.
     Dave Lesar, chairman, president and chief executive officer of Halliburton, said, " Doug Foshee brings a wealth of oil and gas industry operating experience and leadership expertise to Halliburton. As CFO, I believe he will make major contributions to the company's future success."
     Foshee was chairman, president and chief executive officer of Nuevo Energy Company from 1997 through 2001. From 1993 until 1997 he served in various executive capacities with Torch Energy Advisors Incorporated including vice president special projects, executive vice president acquisitions and financial analysis, president and chief operating officer and ultimately, chief executive officer. Prior to his association with Torch, Foshee was employed by ARCO International Oil and Gas Company in various finance and new business ventures


                                     -more-

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Halliburton Company                  page 2

positions. His finance background also includes seven years in commercial banking, primarily as an energy lender for major financial institutions.
     Mr. Foshee serves on the board of directors of Goodwill Industries of Houston and Small Steps Nurturing Center, where he now also serves as president. He is a member of the Independent Petroleum Association of America, the National Petroleum Council and the Council of Overseers for the Jones Graduate School at Rice University. Foshee received his B.B.A. from Southwest Texas State University and his M.B.A. from the Jesse H. Jones Graduate School at Rice University. He is also a graduate of the Southwestern Graduate School of Banking at Southern Methodist University.
     Foshee replaces Gary Morris who will remain as executive vice president of Halliburton Company responsible for the Engineering and Construction businesses and after a short transition will take on additional executive management roles for Halliburton Company.
     Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

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